Exhibit 16.1

February 7, 2022

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read GreenLight Biosciences Holding, PBC’s (formerly known as Environmental Impact Acquisition Corp.) statements included under Item 4.01 of its Form 8-K dated February 2, 2022. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on February 7, 2022, following completion of the Company’s annual audit for the year ended December 31, 2021, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York